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PRESS RELEASE

Contact:  Scott Hagen, Vice President and Chief Financial Officer,
          (714) 727-3157, or Lucy Morrison, Feinstein Partners, (617) 577-8110


                VINCENT SIMMON NAMED CORTEX PRESIDENT AND CEO

Irvine, Calif., May 16, 1996 - Cortex Pharmaceuticals, Inc. (Nasdaq:CORX) today announced the appointment of Vincent F. Simmon, Ph.D., 52, as President and Chief Executive Officer and a member of the Company's Board of Directors, effective immediately.

Dr. Simmon has over twenty years of management experience in biology and biopharmacology, including all phases of preclinical and clinical pharmaceutical development. Prior to joining Cortex, Dr. Simmon was, from November 1994 to December 1995, President, Chief Executive Officer and Chairman of Prototek, Inc., a privately-held biopharmaceutical company in Dublin, California developing protease inhibitors as potential therapeutics for a range of diseases. Prior to that from March 1990 to November 1994, he was President and Chief Executive Officer of Alpha 1 Biomedicals, Inc. of Bethesda, Maryland, a publicly-traded company developing treatments for viral diseases.

"I am very pleased to be joining Cortex at such an exciting time in its development," said Dr. Simmon. "The AMPAKINE-TM- family of compounds may bring an important improvement in the quality of life to patients suffering memory impairment from diseases such as Alzheimer's disease. The data gathered from recently completed Phase I studies in both healthy young and healthy elderly volunteers are very encouraging. I look forward to moving the Company ahead into clinical trials in the patient population."

Cortex, located in Irvine, California, is a neuroscience company focused on the development of AMPAKINEs-TM-. These innovative chemical compounds specifically enhance the functioning of the AMPA receptor, which is believed to be critical for memory formation and which is involved in most "excitatory" communication in the human brain. AMPAKINEs act by increasing the flow of current through the AMPA receptor in response to neurotransmitter binding, selectively turning up the "volume" on active brain circuits. The primary AMPAKINE program at Cortex is directed toward treatment of memory impairment from diseases such as Alzheimer's disease. Additionally, AMPAKINEs are under preclinical investigation for the possible treatment of schizophrenia. Cortex believes that its AMPAKINEs may eventually be applied across a range of neurological and psychiatric disorders.

Note - This press release contains forward-looking statements. As discussed in the Company's Securities and Exchange Commission filings, the Company's products, including AMPAKINEs, will require additional research and development, extensive clinical testing and regulatory approval, which approval is subject to various regulatory requirements and which can be lengthy. In addition, market acceptance of AMPAKINEs will depend on a number of factors including safety, efficacy and the status of competitive products.